DIEM ENTERPRISES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Diem Enterprises, Inc.
New York, NY

We have reviewed the accompanying financial statements of Diem Enterprises, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 14, 2025
Los Angeles, California

DIEM ENTERPRISES, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	526,255	$	663,342
Prepaids and Other Current Assets		27,414		45,119
Total Current Assets		**553,669**		**708,461**
Intangible Assets		377,716		160,977
Total Assets	**$**	**931,385**	**$**	**869,438**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	11,413	$	3,856
Total Current Liabilities		**11,413**		**3,856**
Simple Agreement for Future Equity		1,157,999		-
Total Liabilities		**1,169,412**		**3,856**
STOCKHOLDERS' EQUITY				
Common Stock		80		46
Series Seed-1 Preferred Stock		26		26
Series Seed-2 Preferred Stock		4		4
Series Seed-3 Preferred Stock		-		-
Series Seed-4 Preferred Stock		5		5
Series Seed-5 Preferred Stock		3		3
Series Seed-6 Preferred Stock		11		11
Series Seed-7 Preferred Stock		1		1
Additional Paid in Capital		3,570,582		3,562,280
Subscription Receivable		(33)		-
Accumulated Deficit		(3,808,706)		(2,696,794)
Total Stockholders' Equity		**(238,027)**		**865,582**
Total Liabilities and Stockholders' Equity	**$**	**931,385**	**$**	**869,438**

See accompanying notes to financial statements.

DIEM ENTERPRISES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	1,090,377	1,086,907
Selling and Marketing	10,930	50,800
Total Operating Expenses	**1,101,307**	**1,137,707**
Net Operating Loss	**(1,101,307)**	**(1,137,707)**
Interest Expense	-	-
Other Income	(21,382)	(5,500)
Loss Before Provision for Income Taxes	**(1,079,925)**	**(1,132,207)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,079,925)**	**$ (1,132,207)**

See accompanying notes to financial statements.

DIEM ENTERPRISES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series Seed-1 Preferred Stock Shares	Amount	Series Seed-2 Preferred Stock Shares	Amount	Series Seed-3 Preferred Stock Shares	Amount	Series Seed-4 Preferred Stock Shares	Amount	Series Seed-5 Preferred Stock Shares	Amount	Series Seed-6 Preferred Stock Shares	Amount	Series Seed-7 Preferred Stock Shares	Amount	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	4,648,078	$ 46	2,577,280	$ 26	393,514	$ 4	48,673	$ 0.5	503,645	$ 5	312,368	$ 3	1,072,686	$ 11	94,434	$ 1	$ 3,545,332	$ -	$ (1,564,587)	$ 1,980,842
Issuance of stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,948	-	-	16,948
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,132,207)	(1,132,207)
Balance—December 31, 2023	4,648,078	$ 46	2,577,280	$ 26	393,514	$ 4	48,673	$ 0.5	503,645	$ 5	312,368	$ 3	1,072,686	$ 11	94,434	$ 1	$ 3,562,280	$ -	$ (2,696,794)	$ 865,582
Issuance of stock	3,307,288	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(33)	-	-
Shareholder Distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,987)	(31,987)
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,303	-	-	8,303
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,079,925)	(1,079,925)
Balance—December 31, 2024	7,955,366	$ 80	2,577,280	$ 26	393,514	$ 4	48,673	$ 0.5	503,645	$ 5	312,368	$ 3	1,072,686	$ 11	94,434	$ 1	$ 3,570,582	$ (33)	$ (3,808,706)	$ (238,027)

See accompanying notes to financial statements.

DIEM ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,079,925)	$	(1,132,207)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Share-Based Compensation		8,303		16,948
Stated Value in Excess of Fair Value of Derivative Instrument		(20,626)		-
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		17,705		(16,944)
Credit Cards		7,557		(15,531)
Net Cash Used In Operating Activities		**(1,066,986)**		**(1,147,734)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(216,739)		(160,977)
Net Cash Used in Investing Activities		**(216,739)**		**(160,977)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder Distribution		(31,987)		-
Proceeds from Issuance of Simple Agreement for Future Equity		1,178,625		-
Net Cash Provided by Financing Activities		**1,146,638**		**-**
Change in Cash & Cash Equivalents		**(137,087)**		**(1,308,711)**
Cash & Cash Equivalents —Beginning of The Year		663,342		1,972,053
Cash & Cash Equivalents—End of The Year	$	**526,255**	$	**663,342**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATION

Diem Enterprises, Inc. was incorporated on November 27, 2019, in the state of Delaware. The financial statements of Diem Enterprises, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Diem is a social search engine, designed for women & LGBTQIA+ folks. Our technology centers around Diem AI, our proprietary search model that enables users to search the internet via a more inclusive lens. A user can also post their search to a community feed, enabling them to get social input on their query.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $276,255 and $413,342, respectively.

Intangibles

Intangible assets with finite lives, such as Software, a proprietary search model which is in the development stage. Once completed, the software will be amortized on a straight-line basis over their estimated useful lives.

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life, not exceeding three to five years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services.

The Company primarily generates revenue from subscription-based services, which provide customers access to its platform over a specified term. Revenue is recognized ratably over the subscription period, as the Company satisfies its performance obligation by providing continuous access to its platform.

Key considerations in revenue recognition include:

1. Contract Identification: Subscription agreements are typically non-cancelable and require upfront payment.
2. Performance Obligations: The primary obligation is granting access to the platform throughout the subscription term.
3. Transaction Price Allocation: Subscription fees are fixed and allocated entirely to the access provided.
4. Revenue Timing: Revenue is recognized on a straight-line basis over the contractual term, typically monthly or annually, depending on the subscription agreement.
5. Deferred Revenue: Payments received in advance for future services are recorded as deferred revenue and recognized as revenue over the subscription period.

In prior periods, the Company also generated revenue from event sponsorships, where sponsors paid for promotional opportunities at Company-hosted events. Revenue from sponsorships was recognized at the time the event took place, as this was when the performance obligation was satisfied.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $10,930 and $50,800, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 14, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
R&D Tax Credit	27,414	45,119
Total Prepaids and Other Current Assets	$ 27,414	$ 45,119

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software- proprietary search model	$ 377,716	$ 160,977
Intangible Assets, at cost	**377,716**	**160,977**
Accumulated Amortization	-	-
Intangible Assets, net	$ 377,716	$ 160,977

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 75,543
2026	75,543
2027	75,543
2028	75,543
Thereafter	75,543
Total	**$ 377,716**

5. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements For Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31, 2024	2023
SAFE - 2024	2024	$ 14,800,000	$ 1,178,625	20%	$ 1,178,625	$ -
Stated Value in Excess of Fair Value of Derivative Instrument	-	-	-	-	(20,626)	-
Total SAFE(s)					**$ 1,157,999**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, the Investor will be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to, at Investor's option, either (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,178,218 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

Share-Based Compensation	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	485,306	$ 0.01	-
Granted	140,000	0.15	-
Exercised	-	-	-
Expired/Cancelled	(15,000)	-	-
Outstanding at December 31, 2023	610,306	$ 0.01	8.32
Exercisable Options at December 31, 2023	335,647	$ 0.01	8.32
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	610,306	$ 0.01	7.32
Exercisable Options at December 31, 2024	488,223	$ 0.01	7.32

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense of $8,303 and $16,948, respectively.

7.   EQUITY AND CAPITALIZATION

Common Stock/ Units

The Company is authorized to issue 18,195,537 shares of common stock with par value of $0.00001. As of December 31, 2024, and 2023, 7,955,366 and 4,468,078 shares of common stock, respectively, have been issued and were outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 4,077,472 shares of Series Seed-1 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 2,577,280 shares of Series Seed-1 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 393,514 shares of Series Seed-2 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 393,514 shares of Series Seed-2 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-3 Preferred Stock

The Company is authorized to issue 48,673 shares of Series Seed-3 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and 2023, 48,673 shares of Series Seed-3 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-4 Preferred Stock

The Company is authorized to issue 503,645 shares of Series Seed-4 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 503,645 shares of Series Seed-4 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-5 Preferred Stock

The Company is authorized to issue 312,368 shares of Series Seed-5 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 312,368 shares of Series Seed-5 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-6 Preferred Stock

The Company is authorized to issue 1,072,686 shares of Series Seed-6 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 1,072,686 shares of Series Seed-6 Preferred Stock, respectively, have been issued and were outstanding.

Series Seed-7 Preferred Stock

The Company is authorized to issue 94,434 shares of Series Seed-7 Preferred Stock with par value of $0.00001. As of December 31, 2024, and 2023, 94,434 shares of Series Seed-7 Preferred Stock, respectively, have been issued and were outstanding.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024		2023	
Net Operating Loss	$	(296,979)	$	(348,169)
Valuation Allowance		296,979		348,169
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024		2023	
Net Operating Loss	$	(853,823)	$	(556,843)
Valuation Allowance		853,823		556,843
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,104,810. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024, and 2023.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,101,307, an operating cash flow loss of $1,066,986 and liquid assets in cash of $526,255, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.